Exhibit 27 (q)

Description of Pruco Life’s Issuance, Increases

in or Addition of Insurance Benefits,

Transfer and Redemption Procedures for

Variable Universal Life Insurance Contracts

Pursuant to Rule 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedures that will be followed by Pruco Life Insurance Company (“Pruco Life”) in connection with the issuance of its Variable Universal Life Insurance Contract (“Contract”), the increase in or addition of benefits, the transfer of assets held thereunder, and the redemption by Contract owners of their interests in said Contracts.

I.     Procedures Relating to Issuance and Purchase of the Contracts and to the Increase in or Addition of Benefits

   A. Premium Schedules and Underwriting Standards

The Contract has Flexible Premiums — no premiums are required to be paid by a certain date except for the minimum initial premium required to start the Contract. The minimum initial premium for the Contract, and the charges from the Contract Fund to reflect the cost of insurance, will not be the same for all Contract owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Contract owner is charged a cost commensurate with the insured’s mortality risk as actuarially determined utilizing factors such as age, sex (in most cases), smoking status, health and occupation. Uniform premiums or charges for all insureds would discriminate unfairly in favor of those insureds representing greater risks. However, for a given face amount of insurance, Contracts issued on insureds in a given risk classification will have the same minimum initial premium and charges.

The underwriting standards and premium processing practices followed by Pruco Life are similar to those followed in connection with the offer and sale of fixed-benefit life insurance, modified where necessary to meet the requirements of the federal securities laws.

   B. Application and Initial Premium Processing

Upon receipt of a request for life insurance from a prospective Contract owner, Pruco Life will follow certain insurance underwriting (i.e. evaluation of risk) procedures designed to determine whether the proposed insured is insurable. The process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. A Contract cannot be issued, (i.e. physically issued through Pruco Life’s computerized issue system) until this underwriting procedure has been completed.

These processing procedures are designed to provide temporary life insurance coverage to every prospective Contract owner who pays the minimum initial premium at the time the request for coverage is submitted, subject to the terms of the Limited Insurance Agreement. Since a Contract cannot be issued until after the underwriting process has been completed, we will provide temporary life insurance coverage through use of the Limited Insurance Agreement. This coverage is for the total death benefit applied for, up to the maximum described by the Limited Insurance Agreement.

The Contract Date is the date as of which the insurance age of the proposed insured is determined. It represents the first day of the Contract year and therefore determines the Contract anniversary and also the Monthly dates. It also represents the commencement of the suicide and contestable periods for purposes of the Basic Insurance Amount.

If the minimum initial premium is paid with the application and no medical examination is required, the Contract Date will ordinarily be the date of the application. If a delay is encountered (for example, if a request for further information is not met promptly), the Contract Date will be 21 days prior to the date on which the Contract is physically issued. If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed, subject to the same qualification as that noted above.

If the premium paid with the application is less than the minimum initial premium, the Contract Date will be determined as described above. Upon receipt of the balance of the minimum initial premium, premiums will be applied as of the later of the Contract date and the dates that the premiums were received.

If no premium is paid with the application, the Contract Date will be the Contract Date stated in the Contract, which will generally be the date the minimum initial premium is received from the Contract owner and the Contract is delivered.

There is one principal variation from the foregoing procedure. If permitted by the insurance laws of the state in which the Contract is issued, the Contract may be backdated up to six months.

In situations where the Contract Date precedes the date that the minimum initial premium is received, charges due prior to the initial premium receipt date will be deducted from the initial premium.

In general, the invested portion of the minimum initial premium will be placed in the Contract Fund (as described under Premium Processing below) as of the later of (1) the Contract Date and (2) the date we receive the premium.

   C. Premium Processing

Whenever a premium is received, we will subtract the front-end charges. The remainder of the initial premium and any other net premium received in Good Order at a Service Office during the 10 day period following the receipt of the Contract will be allocated to the Money Market investment option as of the later of the Contract Date and the end of the valuation period in which it is received. After the 10th day, these funds, adjusted for any investment results, will be transferred out of the Money Market investment option and allocated among the variable investment options and/or the fixed rate option according to your current premium allocation. Premiums other than those received prior to the Contract Date and those described above will be allocated among the variable investment options and/or the fixed rate option according to your current premium allocation (less front-end charges) as of the date received. If the Contract Date or the date the premium is received is not a business day, premiums will be applied as of the next business day.

The Contract has a Right to Cancel Contract provision, which gives Contract owners the right to cancel the contract within ten days of its delivery (some states allow a longer period of time). If the purchase of this Contract is a replacement under state law, this duration will be extended to a period required by such law.

Until the 10th day after you receive the Contract, any premiums received (less front-end charges) is invested in the Money Market Investment Option. At the end of this period, the funds are re-allocated in accordance with the Contract owner’s current allocation instructions.

   D. Reinstatement

The Contract may be reinstated within five years after default (this period will be longer if required by state law). The Contract will not be reinstated if it was surrendered for its cash surrender value. A Contract will be reinstated upon receipt by Pruco Life of a written application for reinstatement, production of evidence of insurability satisfactory to Pruco Life and payment of at least (a) any amount required to bring the cash value to zero on the date the Contract went into default, plus (b) the deductions from the Contract Fund during the grace period following the date of default, plus (c) a premium that would be sufficient, after front-end charges, to cover the deductions from the Contract Fund for three Monthly dates starting on the date of reinstatement. In addition, any Contract debt (with interest to date) must be restored or paid back. If debt with interest exceeds the value of a loan that we would otherwise permit on the reinstated Contract, the excess must be paid back to Pruco Life at the time of reinstatement.

Except for any such loan repayments, Pruco Life will treat the amount paid upon reinstatement as a premium. Pruco Life will deduct the front-end charges plus any amount required to bring the cash value to zero on the date the Contract went into default plus any deductions from the Contract Fund that would have been made during the grace period. The Contract Fund of the reinstated Contract will, immediately upon reinstatement, be equal to this net premium payment plus the part of any surrender charge deducted at the time of default, which would be charged if the Contract were surrendered immediately after reinstatement.

The reinstatement will take effect the date Pruco Life approves the request for reinstatement. There is an alternative to this reinstatement procedure that applies only if the Contract is in default past it’s days of grace by less than four months. In such a case evidence of insurability may not be required.

   E. Repayment of Loan

A loan made under the Contract may be repaid with an amount equal to the monies borrowed plus interest. Interest accrues daily at a fixed annual rate, which depends on whether the loan is a “regular” loan or a “preferred” loan. A regular loan is available at any time and can equal up to the loan value (90% of the portion of the cash value attributable to the variable investment options and 100% of the balance of the cash value). The effective annual rate that we charge on regular loans is 5%. A preferred loan is available starting on the tenth Contract anniversary, and can equal up to the maximum amount that may still be borrowed (loan value less existing loans) less cost basis (subject to a minimum of zero, premiums paid less total withdrawals). The effective annual rate that we charge on preferred loans is 4.10%. A regular loan remains a regular loan — it will not automatically rollover when a preferred loan is available. However, any capitalization of interest on a regular loan will be treated as a preferred loan IF the conditions for a preferred loan are met.

When a loan is made, Pruco Life will transfer an amount equal to the loan from the investment option(s). While a loan is outstanding, the amount of Contract Fund attributable to the outstanding loans, whether they are regular loans or preferred loans, will be credited with interest at an annual rate of 4%. On each Monthly date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date. Pruco Life thus will realize the difference between that rate and the fixed loan interest rate(s), which will be used to cover the loan investment expenses, income taxes, if any, and processing costs.

Upon repayment of Contract debt, the loan portion of the payment (i.e., not the portion of the payment for accrued interest which has not yet been made part of the loan) will be added to the investment option(s) using the investment option you designate or the investment allocation currently in effect for premium payments, as selected by the Contract owner. Pruco Life reserves the right to change the manner in which it allocates loan repayments.

   F. Increases in or Addition of Insurance Benefits

After issue, Pruco Life may permit Contract owners to increase or add to the existing insurance amounts in a way similar to our new business procedures outlined above and in the prospectus.

II. Transfers

Currently, 28 subaccounts (the “variable investment options”) are available for investment by Contract owners of Pruco Life Variable Universal Account (“Account”), each of which is invested in shares of a corresponding portfolio of the Funds. The Funds are registered under the 1940 Act as open-end diversified management investment companies. In addition, a fixed rate option is available.

Provided the Contract is not in default, the Contract owner may, up to 20 times each calendar year, transfer amounts among the variable investment options or to the fixed rate option. Once the limit has been reached, additional transfers may be made only with our consent. We will accept subsequent transfer requests only if they are in a form acceptable to us, bear an original signature in ink, and are sent to us by U.S. regular mail.

After the Contract owner has submitted 20 transfers in a calendar year, a subsequent transfer request by telephone, fax, or electronic means will be rejected, even in the event that it is inadvertently processed.

Currently, certain transfers effected systematically, either a dollar cost averaging, or an automatic rebalancing program described in your prospectus, do not count towards the limit of 20 transfers. In the future, we may count such transfers towards the limit.

The Contract owner may, up to 12 times in each Contract year, transfer amounts from one variable investment option to another variable investment option or to the fixed rate option without charge. Additional transfers are subject to an administrative charge deducted from the Contract Fund of up to $25. Pruco Life currently charges $25. All or a portion of the amount credited to a variable investment option may be transferred. Transfers out of the fixed rate option are subject to strict limits as described later in this section. Transfers will not be made until 10 days after receipt of the Contract.

In addition, we may restrict the number, timing, and amount of transfers in accordance with our rules if we find the transfer activity to be disruptive to the variable investment option or to the disadvantage of other Contract owners. We may prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract owner.

Transfers among variable investment options will take effect at the end of the valuation period in which a proper transfer request is received in Good Order at a Pruco Life Service Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one variable investment option to another, or may be in terms of a percentage reallocation among variable investment options. In the latter case, as with premium reallocations, the percentages must be in whole numbers.

Only one transfer from the fixed rate option will be permitted during each Contract year. The maximum amount which may be transferred out of the fixed rate option each year is the greater of: (a) 25% of the amount in the fixed rate option; and (b) $2,000. These limits are subject to change in the future. Pruco Life may waive these restrictions for limited periods of time in a non-discriminatory way.

III. Redemption Procedures: Surrender and Related Transactions

   A. Surrender for Cash Surrender Value

If the insured under a Contract is alive, Pruco Life will pay the Contract’s cash surrender value within seven days as of receipt of the following items in Good Order at the Service Office: the Contract, a signed request for surrender, and any tax withholding information required under federal or state law. Pruco Life reserves the right to postpone paying that part of the cash surrender value that is to come from any variable investment option (provided by a separate account registered under the Investment Company Act of 1940) if: (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency. The payment of any cash surrender value attributable to the fixed-rate option may be delayed up to six months. If we do so for more than 30 days, Pruco Life will pay interest at the rate of 3% a year.

The Contract’s cash surrender value is the Contract Fund, minus any surrender charge, and minus any Contract debt upon surrender. The surrender charge is described in the prospectus. This charge is deducted to cover sales and administrative costs such as: the cost of processing applications, conducting examinations, determining insurability and the insured’s rating class, and establishing records.

In lieu of the payment of the cash surrender value in a single sum upon surrender of a Contract, an election may be made by the Contract owner to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Contract. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

   B. Withdrawals from the Contract Fund

A withdrawal from the Contract may be made only if the following conditions are satisfied. First, Pruco Life must receive a request for the withdrawal in a form that meets its need. Second, the cash surrender value after withdrawal may not be less than or equal to zero after deducting any charges associated with the withdrawal. Third, the amount withdrawn must be at least $500. In some states the amount may be lower. Fourth, the basic insurance amount after withdrawal must be at least equal to the minimum basic insurance amount shown in the Contract. There is a fee of up to $25 for each withdrawal. We currently charge the lesser of $25 and 2% of the withdrawal amount. An amount withdrawn may not be repaid except as a premium subject to the applicable charges.

Whenever a withdrawal is made, the death benefit payable will generally be reduced by at least the amount of the withdrawal. This will not change the Basic Insurance Amount (minimum face amount specified in the Contract) under a Type B (variable) Contract or Type C (return of premium) Contract. However, under a Type A (fixed) Contract, a withdrawal usually requires a reduction in the Basic Insurance Amount and may require a reduction to the Target Term Rider coverage amount if the death benefit was increased to meet the definition of life insurance. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a Basic Insurance Amount less than the minimum Basic Insurance Amount.

The Contract Fund is reduced by the sum of the cash withdrawn, any surrender charge resulting from the withdrawal, and the fee for the withdrawal. An amount equal to the reduction in the Contract Fund will be withdrawn from the investment options.

   C. Death Claims

Pruco Life will pay a death benefit to the beneficiary at the insured’s death if the Contract is in force at the time of that death. The proceeds will be paid within seven days after receipt at Pruco Life’s Service Office of proof of death of the insured and all other requirements necessary to make payment. State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made.

Pruco Life reserves the right to postpone payment of that part of the proceeds that is to come from any variable investment option (provided by a separate account registered under the Investment Company Act of 1940) if; (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency. Pruco Life reserves the right to postpone paying the remainder for up to six months.

In addition, payment of the death benefit is subject to the provisions of the Contract regarding suicide and incontestability. In the event Pruco Life should contest the validity of a death claim, an amount up to the portion of the Contract Fund in the variable investment options will be withdrawn, if appropriate, and held in Pruco Life’s general account.

If the Contract is not in default, the amount Pruco Life will pay will be the death benefit determined as of the date of the insured’s death reduced by any Contract debt.

If the Contract is in default and the insured’s death occurs during its days of grace, Pruco Life will pay the death benefit reduced by any Contract debt and the amount needed to pay charges through the date of death.

There may be an additional benefit payable from an endorsement or rider added to the Contract. No death benefit is payable if the insured’s death occurs past the grace period.

On any date, the death benefit under a Type A (fixed) Contract is the greater of: (1) the Basic Insurance Amount, and (2) the Contract Fund before deduction of any monthly charges due on that date, multiplied by attained age factors. These factors vary by the insured’s attained age and are shown in the Contract.

On any date, the death benefit under a Type B (variable) Contract is the greater of: (1) the Basic Insurance Amount plus the Contract Fund before deduction of any monthly charges due on that date, and (2) the Contract Fund before deduction of any monthly charges due on that date, multiplied by attained age factors. These factors vary by the insured’s attained age and are shown in the Contract. For the purposes of this calculation, the Contract Fund will be considered to be zero if it is less than zero.

On any date, the death benefit under a Type C (return of premium) Contract is the greater of: (1) the Basic Insurance Amount plus the total premiums paid less any withdrawals from the Contract Fund, and (2) the Contract Fund before deduction of any monthly charges due on that date, multiplied by attained age factors. For the purposes of determining the Type C death benefit, we will not consider any charge to reinstate the Contract.

The proceeds payable on death also will generally include interest (at a rate determined by Pruco Life) from the date of death until the date of payment. However, state insurance laws may impose additional or different requirements.

Pruco Life will make payment of the death benefit out of its general account, and will transfer assets, if appropriate, from the Account to the general account in an amount up to the Contract Fund.

In lieu of payment of the death benefit in a single sum, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Contract or, with the approval of Pruco Life, a combination of options. The election may be made by the Contract owner during the insured’s lifetime, or, at death, by the beneficiary. An option in effect at death may not be changed to another form of benefit after death. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

   D. Default and Options on Lapse

The Contract can go into default if either (1) the Contract debt ever grows to be equal to or more than the cash value, or (2) on any Monthly date, the cash value is equal to or less than zero UNLESS it remains in force under the Death Benefit Guarantee. Monthly dates occur on the Contract Date and in each later month on the same day of the month as the Contract Date. The Death Benefit Guarantee will hold if the Contract has no excess Contract debt and if premiums accumulated at 4% less withdrawals accumulated at 4% are greater than or equal to Death Benefit Guarantee Values shown in the Contract.

The Contract provides for a grace period extending 61 days after the mailing date of the notice of default. The insurance coverage continues in-force during the grace period, but if the insured dies during the grace period, any charges due to the date of the death are deducted from the amount payable to the beneficiary.

   E. Loans

The Contract provides that a Contract owner may take out a loan at any time a loan value is available providing: (1) the Contract is assigned to Pruco Life as the only security for the loan, (2) the insured must be living, (3) the Contract must not be in default, and (4) the resulting Contract debt must not be more than the loan value (90% of the portion of the cash value attributable to the variable investment options and 100% of the balance of the cash value).

The investment options will be debited in the amount of the loan on the date the loan is approved. The percentage of the loan withdrawn from each investment option will normally be equal to the percentage of the value of such assets held in the investment option unless otherwise requested and Pruco Life agreed. A Contract owner may borrow up to the Contract’s full loan value. The loan provision is described in the Contract and in the prospectus.

A loan does not affect charges. When a loan is made, the Contract Fund is not reduced, but the value of the assets relating to the Contract held in the investment option(s) is reduced. Accordingly, the daily changes in the cash surrender value will be different from what they would have been had no loan been taken. Cash surrender values, and possibly death benefits, are thus permanently affected by any Contract debt, whether or not repaid.

On settlement, the amount of any Contract debt is subtracted from the insurance proceeds. A loan will not cause the Contract to lapse as long as Contract debt does not equal or exceed the Contract Fund, less any applicable surrender charges. However, if Contract debt ever becomes equal to or more than the cash value, all the Contract’s benefits will end 61 days after notice is mailed to the Contract owner and any known assignee (when required by law), unless payment of an amount sufficient to end the default is made within that period.